Filed Pursuant to Rule 424(b)(3)
Registration No. 333-194623

PROSPECTUS

dELiA*s, Inc.

55,125,000 Shares of Common Stock

We issued in a private placement completed on February 18, 2014 (i) 199,834 shares of our Series B Convertible Preferred Stock, par value $0.001 per share (“Series B Preferred Stock”), and (ii) an aggregate of $24,116,600 in principal amount of our secured convertible notes (the “Notes”), which Notes converted into 241,166 shares of Series B Preferred Stock upon receipt of Stockholder Approval (as defined below) on June 17, 2014. Based on the $0.75 closing sale price of our common stock on February 18, 2014, the total value of the shares of our common stock issuable upon conversion of the Series B Preferred Stock is $41,343,750. This prospectus may be used by the selling stockholders named herein to resell, from time to time, any of the shares of common stock issuable upon conversion of the Series B Preferred Stock. We will not receive any proceeds from the sale of any shares of our common stock offered by this prospectus.

The selling stockholders may sell the shares of our common stock from time to time in the open market, on the Nasdaq Global Market, in privately negotiated transactions or a combination of these methods, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or otherwise as described under the section of this prospectus under “Plan of Distribution” beginning on page 27.

Our common stock is listed on the Nasdaq Global Market and trades under the symbol “DLIA.” On July 17, 2014, the closing sale price of our common stock was $0.71 per share. On May 7, 2014, we received a notification letter from The NASDAQ OMX Group indicating that the bid price of our common stock for the 30 consecutive business days prior to May 6, 2014 had closed below the minimum $1.00 per share required for continued listing under Nasdaq Listing Rule 5450(a)(1). We have been provided a period of 180 calendar days, or until November 3, 2014, to regain compliance.

Investing in our securities involves a high degree of risk. You should carefully consider the risks described under “Risk Factors” beginning on page 9 of this prospectus, as well as the other information contained or incorporated by reference in this prospectus or in any supplement hereto before making a decision to invest in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 17, 2014.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf registration process, the selling stockholders may, from time to time, offer and sell up to 55,125,000 shares of our common stock issuable upon conversion of the Series B Preferred Stock owned by them. This prospectus provides you with a general description of the securities the selling stockholders may offer. Each time the selling stockholders offer the securities described in this prospectus, we may provide a prospectus supplement, or information that is incorporated by reference into this prospectus, containing more specific information about the terms of the offering. We may also authorize one or more free writing prospectuses to be provided to you that may contain material information relating to these offerings. We may also add, update or change in the prospectus supplement any of the information contained in this prospectus or in the documents that we have incorporated by reference into this prospectus, including without limitation, a discussion of any risk factors or other special considerations that apply to these offerings of securities or the specific plan of distribution. If there is any inconsistency between the information in this prospectus and a prospectus supplement or information incorporated by reference having a later date, you should rely on the information in that prospectus supplement or incorporated information having a later date. We urge you to read carefully this prospectus, any applicable prospectus supplement and any related free writing prospectus, together with the information incorporated herein by reference as described under “Incorporation by Reference” beginning on page 1 before buying any of the securities being offered.

You should rely only on the information we have provided or incorporated by reference in this prospectus, any applicable prospectus supplement and any related free writing prospectus. We have not authorized anyone to provide you with different information. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus, any applicable prospectus supplement or any related free writing prospectus.

The registration statement containing this prospectus, including exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus and any prospectus supplement. We have filed and plan to continue to file other documents with the SEC that contain information about us and our business. Also, we will file legal documents that control the terms of the securities offered by this prospectus as exhibits to the reports that we file with the SEC. The registration statement and other reports can be read at the SEC web site or at the SEC offices mentioned under “Where You Can Find More Information” beginning on page 1.

All references to “we,” “us,” “our,” or the “Company” in this prospectus mean dELiA*s, Inc., a Delaware corporation, and its subsidiaries. When we refer to “dELiA*s” in this prospectus, we are referring to the dELiA*s-branded direct marketing, merchandising and retail store business that we operate. When we refer to the “Spinoff,” we are referring to the December 19, 2005 spinoff of the outstanding shares of our common stock to the Alloy, LLC (formerly Alloy, Inc.) stockholders.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the internet at the SEC’s website at http://www.sec.gov. Copies of certain information filed by us with the SEC are also available on our website at http://www.deliasinc.com. Our website is not a part of this prospectus. You may also read and copy any document we file at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

We have filed with the SEC a registration statement on Form S-3, of which this prospectus is a part, relating to the securities covered by this prospectus. This prospectus is a part of the registration statement and does not contain all the information in the registration statement. Whenever a reference is made in this prospectus to a contract or other document of the Company, the reference is only a summary and you should refer to the exhibits that are a part of or incorporated by reference into the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC’s Public Reference Room in Washington, D.C., as well as through the SEC’s web site.

INCORPORATION BY REFERENCE

The SEC allows us to incorporate by reference much of the information we file with the SEC, which means that we can disclose important information to you by referring you to those publicly available documents. The information that we incorporate by reference in this prospectus is considered to be part of this prospectus. Because we are incorporating by reference future filings with the SEC, this prospectus is continually updated and those future filings may modify or supersede some of the information included or incorporated herein. This means that you must look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus or in any document previously incorporated by reference have been modified or superseded. This prospectus incorporates by reference the documents listed below (File No. 000-51648) and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after the filing date of the initial registration statement and prior to the date of effectiveness of the registration statement of which this prospectus is a part, and on or after the date of this prospectus and before the termination of this offering (excluding, unless otherwise provided herein or therein, information furnished pursuant to Item 2.02 and Item 7.01 of any Current Report on Form 8-K):

•	our Annual Report on Form 10-K for the fiscal year ended February 1, 2014, filed with the SEC on April 17, 2014;

•	our Quarterly Report on Form 10-Q for the quarter ended May 3, 2014, filed with the SEC on June 17, 2014;

•	our Current Reports on Form 8-K filed with the SEC on February 6, 2014, February 18, 2014, March 20, 2014, April 8, 2014, May 13, 2014, May 29, 2014 and June 18, 2014; and

•	The description of our common stock contained in our Registration Statement on Form 8-A, filed with the SEC on December 5, 2005, including any amendments or reports filed for the purpose of updating such description.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits, unless such exhibits are specifically incorporated by reference in such documents). Requests for such documents should be directed to:

dELiA*s, Inc.

50 West 23rd Street

New York, New York 10010

Attn: Investor Relations

Telephone: (212) 590-6200

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated or deemed to be incorporated by reference herein may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Exchange Act. These statements can be identified by the fact that they do not relate strictly to historical or current facts and may include the words “may,” “will,” “could,” “should,” “would,” “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan” or other words or expressions of similar meaning. We have based these forward-looking statements on our current expectations about future events. The forward-looking statements include statements that reflect management’s beliefs, plans, objectives, goals, expectations, anticipations and intentions with respect to our financial condition, results of operations, future performance and business, including statements relating to our business strategy and our current and future development plans. They are subject to a number of known and unknown risks and uncertainties that could cause actual results, performance or achievements to differ materially from those described or implied in the forward-looking statements as a result of various factors, including, but not limited to, the impact of general economic and business conditions; our inability to realize the full value of merchandise currently in inventory as a result of underperforming sales; unanticipated increases in mailing and printing costs; the cost of additional overhead that may be required to expand our brands; our inability to obtain financing; changing customer tastes and buying trends; the inherent difficulty in forecasting consumer buying patterns and trends, and the possibility that any improvements in our product margins, or in customer response to our merchandise, may not be sustained; uncertainties related to our multi-channel model, and, in particular, the effects of shifting patterns of e-commerce or retail purchases versus catalog purchases; and any significant variations between actual amounts and the amounts estimated for those matters identified as our critical accounting estimates or our other accounting estimates made in the preparation of our financial statements. In light of these and other uncertainties, you should not regard the inclusion of a forward-looking statement in this prospectus and the documents incorporated or deemed to be incorporated by reference herein as a representation by us that our plans and objectives will be achieved, and you should not place undue reliance on such forward-looking statements. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

PROSPECTUS SUMMARY

This prospectus summary highlights information contained elsewhere in this prospectus and in the documents we file with the SEC that are incorporated herein by reference. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read carefully this prospectus and the information incorporated by reference in this prospectus, including “Risk Factors” included below and our consolidated financial statements and related notes included in our most recently filed Annual Report on Form 10-K, in each case as updated or supplemented by subsequent periodic reports that we file with the SEC, before making an investment decision. Further, unless the context otherwise indicates, numbers in this prospectus have been rounded and are, therefore, approximate.

About dELiA*s, Inc.

Overview

We are an omni-channel retail company with a lifestyle brand, marketing and catering to teenage girls. We operate the dELiA*s brand, which we believe is a well-established, differentiated, lifestyle brand. We generate revenues by selling our own proprietary brand products as well as brand-name products directly to consumers in key spending categories, including apparel and accessories, through our e-commerce website, direct mail catalogs and mall-based retail stores.

Our focus is for dELiA*s to be a customer-centric, girls only, teen brand that enables our customer to express her individual style. We believe this is achieved by offering a market-developed product assortment that is on-trend and value-right, and that is unique to dELiA*s. Our objectives are to provide an omni-channel engaging customer experience; to grow our social media connection and drive new customer acquisition; and to improve processes, technology and the customer experience to support our long-term objectives of profitable growth.

With our new management team, we have changed the way we forecast and manage inventory to a more holistic, omni-channel view of our customer. Our team is focused on developing a lifestyle assortment that addresses our customer’s desire to express herself through her own personal style. We want to be her best friend in fashion and enable her to express her individual style as it evolves.

Our strategy includes strengthening the dELiA*s brand through alignment across all channels of our business. We expect that improved productivity in each channel of our business will be the key element of our overall growth strategy. As productivity improves and market conditions allow, we plan to expand the retail store base over the long term.

We refer to the 52-week fiscal year ended February 1, 2014 as “fiscal 2013,” the 53-week fiscal year ended February 2, 2013 as “fiscal 2012,” the 52-week fiscal year ended January 28, 2012 as “fiscal 2011” and the 52-week fiscal year ended January 29, 2011 as “fiscal 2010.”

The dELiA*s Brand

We develop, market and sell primarily our own lifestyle brand, and to a lesser extent third-party brands, in our retail stores, as well as via catalogs and the internet. The dELiA*s brand is a distinctive collection of apparel, dresses, swimwear, footwear, outerwear and accessories marketing primarily to trend-setting, fashion-aware teenage girls. While dELiA*s markets to teenage girls, we focus marketing efforts on potential customers who we believe fit the profile and have the interests of fashion-forward high-school teens. In fiscal 2013 and fiscal 2012, dELiA*s circulated approximately 19.8 million and 20.0 million catalogs, respectively.

dELiA*s retail stores sell a distinctive collection of lifestyle-oriented apparel and accessories. As of May 3, 2014, we operated 99 dELiA*s retail stores. These stores range in size from approximately 2,600 to 5,000 square feet with an average size of approximately 3,800 square feet.

Business Strengths

We believe our principal business strengths include:

Broad Access to Teenage Girl Consumers

In fiscal 2013 and fiscal 2012, we reached a significant portion of teenage girl consumers in the United States by:

•	circulating approximately 19.8 million and 20.0 million, respectively, direct mail catalogs for our dELiA*s brand, with an average of one new book being mailed each month;

•	communicating with select segments of our database by sending, on average, approximately 9 million and 5 million, respectively, emails per week to those of our target audience who have opted in to receiving such emails;

•	engaging our customers through the internet, social media and mobile commerce; and

•	owning and operating 101 dELiA*s retail stores in 32 states as of February 1, 2014 and 104 dELiA*s retail stores in 33 states as of February 2, 2013.

Comprehensive Database

Our dELiA*s database contains information about a significant number of households who have purchased products online or requested catalogs directly from us as of May 3, 2014, February 2, 2013 and February 1, 2014, including approximately 1.6 million households who have purchased merchandise or requested a catalog within the last two years. In addition to names and addresses, our database gives us the ability to review a variety of valuable information that may include age range, purchasing history and online behavior. We continually refresh and grow our database with information we gather through direct marketing programs and purchased customer lists. We analyze this data in detail, which we believe enables us to improve response rates from our direct sales efforts. We also use selected retail transactions that are added to our database to help identify potential new customers for our direct business.

Operating Flexibility

We attempt to maintain significant flexibility in the operation of our business so that we can react quickly to changes in customer preferences. We regularly review the sales performance of our merchandise in an effort to identify and respond to changing trends and consumer preferences. When purchasing merchandise from our vendors, we pursue a strategy that is designed to maximize our speed to market. We strive to establish strong and loyal relationships with our suppliers which we believe allows us to quickly obtain merchandise and ship it to our distribution center for direct sales or our retail stores for retail sales. Currently, we are able to replenish a majority of our merchandise within 60 to 90 days. Our e-commerce website and database allow us to quickly update our merchandise presentations, promotions, and display of offerings in an effort to create excitement for our customers.

Experienced Management Team

Our senior management has significant retail and direct marketing experience, with an average of over 20 years in the retail, catalog and e-commerce apparel businesses.

Our Business Strategy

Our strategy is to improve upon our position as an omni-channel retail company, to improve the productivity in our dELiA*s retail stores, and to carry out such strategy while controlling costs. In addition, our strategy includes strengthening the dELiA*s brand through alignment across all channels of our business. The key elements of our strategy are as follows:

Direct Marketing Strategy

Our direct marketing strategy is designed to minimize our exposure to risks associated with rapidly changing fashion trends and facilitate speed to market and the flexibility with which we are able to purchase and stock a wide assortment of merchandise. Our primary objective is to reflect, rather than shape, styles and tastes while maintaining a specific focus on our customer. We develop exclusive merchandise and select name brand merchandise from what we believe are quality manufacturers and name brands. Our buyers and merchandisers work closely with our many suppliers to develop products to our specifications. This speed to market gives us flexibility to incorporate the latest trends into our product mix and to better serve the evolving tastes of customers. Through this strategy, we believe we are able to minimize design risk and make final product selections only two to seven months before the products are brought to market. We believe this allows us to stay current with the tastes of the market, and unlike others in our industry that require a longer lead time to bring goods to the market, we believe our strategy enables us to receive a continuous allotment of goods from our suppliers and carry the proper amount of inventory.

Our direct marketing strategy also enables us to manage our inventory levels efficiently once consumer demand patterns have emerged. We attempt to limit the size of our initial merchandise orders and rely on quick reorder ability. Because we generally do not make aggressive initial orders, we believe we are able to limit our risk of excess inventory. Additionally, we have several methods for clearing slow moving inventory, ranging from clearance media and internet offers to tent sales and third-party liquidators.

Our merchandise selection includes products from many leading suppliers and also some name brands. dELiA*s primarily carries its own branded merchandise, though it also carries third-party branded merchandise from well-known name brands such as Converse, Keds and Sperry.

Our database management and mailing strategy is designed to efficiently gather, maintain and utilize the information collected within our database. Our database is maintained by a third-party vendor providing address hygiene, duplicate identification and modeling capabilities. The database enables detailed selections based on general industry practices, but enables greater specificity when required, based on maintaining any transactional history, plus the ability to overlay demographic information to the extent provided to us, for selected individuals and households listed in the database.

Our catalog mailing program, coupled with our e-mail marketing program, seeks to maximize profitability with a continual testing and monitoring program designed to provide our customers with offers and promotions that will be of interest to them.

We believe that high levels of customer service and support are critical to the value of our brand and to retaining and expanding our customer base. We consistently monitor customer service calls, through our third party call center provider, for quality assurance purposes. Additionally, we review our call and distribution centers’ policies and procedures on a regular basis. A majority of our catalog and internet orders are shipped within 48 hours of credit approval. In cases in which the order is placed using another person’s credit card and exceeds a specified threshold, the order is shipped only after we have received confirmation from the cardholder. Customers generally receive orders within three to seven business days after shipping. Our shipments are generally carried to customers by the United States Postal Service and United Parcel Service.

Trained personnel are available for the dELiA*s brand 24 hours a day, seven days per week through multiple toll-free telephone numbers, via our third-party providers.

Retail Strategy

Our current strategy is to concentrate on improving productivity in our existing store base while keeping store growth relatively flat. We monitor the performance of our existing retail stores and may from time to time close underperforming stores as appropriate. When we determine to close a retail store, we typically exercise a sales volume based termination right or negotiate with landlords to determine the quickest and most cost-effective way to exit such location.

We plan our new stores to have a four-wall cash contribution margin of at least 15% in the first full year and to have a net build-out cost, including inventory, of approximately $0.6 million. We define contribution margin as store gross profit less direct cash costs of operating the store.

The stores currently average approximately 3,800 square feet, though individual stores may be smaller or larger than the averages. Our stores are designed to look upscale, appealing to what we believe to be our database customer demographics.

In addition to strong customer demographics, we look for high traffic malls, high economic growth areas and/or high income demographics in selecting new retail store locations. We believe that over half of our dELiA*s direct customers come from households with incomes of over $75,000 per year and over 20% come from households with income over $125,000 per year.

Each store is open during mall shopping hours and has a store management team that always includes a store manager, and depending on the sales volume of the store, one or more of the following additional management: a co-manager, one or more assistant store managers and one or more customer experience supervisors, as well as five to 20 part-time sales associates. Currently, district managers supervise seven to 11 stores, with 11 district managers reporting to two regional managers, who in turn report to a Vice President of Stores.

Our goal is to hire and retain experienced sales associates, store managers and district managers and establish clear performance goals, objectives and related corresponding incentives which are based on planned sales. District managers, store managers, co-managers and assistant store managers participate in an incentive program which is based on achieving predetermined sales-related and customer conversion goals in their respective stores or districts. We have well-established store operating policies and procedures, and emphasize our loss prevention program in order to control inventory shrinkage and ensure policy and procedure compliance.

In addition, we have traffic counters and related software in our retail locations in order to evaluate store-by-store customer conversion rates. We utilize this system in evaluating and managing store performance, establishing effective staffing models and focusing our training efforts.

Intellectual Property

We have registered various trademarks and servicemarks used in our business operations with the United States Patent and Trademark Office. Applications for the registration of certain of our other trademarks and servicemarks are currently pending. We also use trademarks, tradenames, logos and endorsements of our suppliers and partners with their permission. We are not aware of any pending material conflicts concerning our marks or our use of others’ intellectual property.

Corporate Information

On December 19, 2005, dELiA*s, Inc. was spun off from Alloy, LLC by means of a distribution by Alloy, LLC to its stockholders of all of the outstanding shares of our common stock then owned by Alloy, LLC. In connection with the Spinoff, Alloy, LLC contributed and transferred to us substantially all of its assets and liabilities related to its direct marketing and retail store segments. Our principal executive offices are located at 50 West 23rd Street, New York, New York 10010. Our telephone number at that location is (212) 590-6200. We maintain a web site at www.deliasinc.com. The contents of our website are not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus or relied upon in connection herewith.

Private Placement

On February 18, 2014, we entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with the selling stockholders. Pursuant to the Securities Purchase Agreement, we sold and issued in a private placement transaction (the “Private Placement”) (i) 199,834 shares of Series B Preferred Stock for an aggregate purchase price of $19,983,400, and (ii) an aggregate of $24,116,600 in principal amount of Notes. The Series B Preferred Stock has a stated value of $100 per share and is convertible at the option of the holder into shares of our common stock at a conversion price of $0.80 per share (subject to adjustment), plus an amount in cash per share of Series B Preferred Stock equal to accrued but unpaid dividends on such shares through but excluding the applicable conversion date. On June 17, 2014, we received Stockholder Approval and the Notes converted into 241,166 shares of Series B Preferred Stock. Accordingly, we received proceeds from the sale of the Notes of $24,116,600, subject to the deduction of placement agent fees and expenses. Based on the $0.75 closing sale price of our common stock on February 18, 2014, the total value of the shares of our common stock issuable upon conversion of the Series B Preferred Stock is $41,343,750. Assuming that we are required to pay full liquidated damages under the Securities Purchase Agreement for not having the registration statement covering the resale of the shares offered hereby declared effective within 120 days of the closing of the Private Placement if there is no review of the registration statement by the SEC (or within 150 days of the closing of the Private Placement if there is a review of the registration statement by the SEC), the total possible payments to all selling stockholders and any of their affiliates in the first year following the sale of the Series B Preferred Stock and the Notes would be $2,205,000.

We agreed to use our commercially reasonable efforts to provide each stockholder entitled to vote at a special meeting of our stockholders (the “Stockholder Meeting”) a proxy statement soliciting each such stockholder’s affirmative vote at the Stockholder Meeting for approval of an amendment (the “Charter Amendment”) to the certificate of incorporation of the Company to increase the number of authorized and unissued shares of our common stock by an amount not less than the maximum number of shares of our common stock issuable upon conversion of the Series B Preferred Stock (x) as of February 18, 2014, the closing date of the Private Placement, upon conversion of the shares of Series B Preferred Stock and (y) thereafter upon conversion of shares of Series B Preferred Stock issuable upon conversion of the Notes (such affirmative approval being referred to herein as the “Stockholder Approval,” and the date such Stockholder Approval is obtained, the “Stockholder Approval Date”). The Company agreed to use its commercially reasonable efforts to hold the Stockholder Meeting within 120 days of the closing of the Private Placement. Each investor in the Private Placement agreed to vote all shares of our common stock it beneficially owns on the record date applicable to the Stockholder Meeting that are eligible to vote in favor of the Charter Amendment. On June 17, 2014, the Company held the Stockholder Meeting and received Stockholder Approval.

The Offering

Securities Offered by the Selling Stockholders	55,125,000 shares of our common stock, issuable upon conversion of the Series B Preferred Stock. The selling stockholders may from time to time offer and sell any or all of the shares of common stock under this prospectus; however, the selling stockholders are not obligated to sell the shares.

Common Stock Outstanding After the Offering	125,949,572 shares of common stock (1)(2)

Use of Proceeds	We will not receive any proceeds from the sale of common stock by the selling stockholders.

Trading	Our common stock is quoted on the Nasdaq Global Market and trades under the symbol “DLIA.”

Risk Factors	An investment in our securities involves a high degree of risk and could result in a loss of your entire investment. Prior to making an investment decision, you should carefully consider all of the information in this prospectus and, in particular, you should evaluate the risk factors set forth under “Risk Factors” beginning on page 9.

Nasdaq Global Market Symbol	DLIA

(1)	The number of shares of our common stock outstanding after this offering is calculated presuming that the Series B Preferred Stock is converted into shares of our common stock.
(2)	The number of shares of common stock to be outstanding after this offering is based on 70,824,572 shares of common stock outstanding as of June 20, 2014, and excludes as of that date:

•	3,514,027 shares of common stock issuable pursuant to the exercise of outstanding options issued under our 2005 and 2014 Stock Incentive Plans (“Stock Incentive Plans”) at a weighted-average exercise price of $1.77 per share; and

•	215,343 shares of common stock issuable pursuant to the exercise of warrants at an exercise price of $7.43 per share.

RISK FACTORS

Any investment in our common stock involves a high degree of risk. You should carefully consider the risks described below, and all of the information contained or incorporated by reference into this prospectus, before making an investment decision. The risks and uncertainties described below and in such incorporated documents are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following events occur, our financial condition, business and results of operations (including cash flows) may be materially adversely affected. In that event, the market price of our common stock could decline and you could lose all or part of your investment.

Risks Related to Our Business

We have a history of operating losses.

We incurred losses from continuing operations for the last five fiscal years. Although our objective is to report net profits in the future, our objectives may not be realized and we may continue to experience losses. If our revenue grows slower than we anticipate, or if our operating expenses are higher than we expect, or if we continue to incur operating losses, we may not be able to become profitable, in which case our financial condition would be adversely affected and our stock price could decline.

Our ability to achieve profitability will also depend on our ability to manage and control operating expenses and to generate and sustain increased levels of revenue. We expect to incur significant operating expenses and capital expenditures, including general and administrative costs to support our operations and the costs of being a public company.

We base our expenses in large part on our operating plans, current business strategies and future revenue projections. Many of our expenses, such as our retail store lease expenses, are fixed in the short term, and we may not be able to quickly reduce expenses and spending if our revenues are lower than we project. In addition, we may find that our costs to maintain or expand our operations, and in particular the costs to purchase inventory, produce our catalogs and build, outfit and employ personnel for our retail stores, are more expensive than we currently anticipate. Therefore, the magnitude and timing of these expenses may contribute to fluctuations in our quarterly operating results.

Our success depends largely on the value of our brand, and if the value of our brand was to diminish, our sales are likely to decline.

The prominence of our catalogs and e-commerce website and our retail stores among our teenage target market are integral to our business as well as to the implementation of our strategies for expanding our business.

Maintaining, promoting and positioning our brand will depend largely on the success of our marketing and merchandising efforts and our ability to provide a consistent, high quality customer experience. Moreover, we anticipate that we will continue to increase the number of customers we target, through means that could include broadening the intended audience of our existing brand. Misjudgments by us in this regard could damage our existing or future brands. Any adverse effects on our current or future brands could result in decreases in sales.

If we fail to anticipate, identify and respond to changing fashion trends, customer preferences and other fashion-related factors, our sales are likely to decline.

Customer tastes and fashion trends are volatile and tend to change rapidly. Our success depends in part on our ability to effectively predict and respond to changing fashion tastes and consumer demands, and to translate market trends into appropriate, saleable product offerings in a timely manner. If we are unable to successfully predict or respond to changing styles or trends and misjudge the market for our products, our sales may be lower, and we may be faced with unsold inventory. In response, we may be forced to rely on additional markdowns or promotional sales to dispose of excess or slow-moving inventory, which may have a material adverse effect on our financial condition or results of operations.

Our ability to attract customers to our retail stores depends heavily on the success of the shopping malls and other retail centers in which our stores are located. Any decrease in customer traffic in those shopping centers could negatively impact our sales.

Customer traffic in our retail stores depends heavily on locating our stores in prominent locations within successful shopping malls or other retail centers. Sales are derived, in part, from the volume of traffic in those shopping centers. Our stores benefit from the ability of other tenants to generate consumer traffic in the vicinity of our stores and the continuing popularity of the shopping centers as shopping destinations. Our sales volume and customer traffic generally may be adversely affected by, among other things, economic downturns in a particular area, competition from internet retailers, non-mall retailers and other shopping destinations, and the closing or decline in popularity of other stores in the shopping centers in which our retail stores are located. A reduction in customer traffic for any reason could have a material adverse effect on our business, results of operations and financial condition. In addition, some malls that were in prominent locations when we opened stores may cease to be viewed as prominent. If this occurs, our sales may be adversely affected.

Internet sales are subject to numerous risks.

We sell merchandise over the internet through our e-commerce website, www.delias.com. Our internet operations are subject to numerous risks, including:

•	changing consumer tastes and preferences;

•	the successful implementation of new systems and internet or mobile platforms;

•	the failure of the computer systems that operate our websites and their related support systems, causing, among other things, website downtimes and other technical failures;

•	reliance on third-party computer hardware/software;

•	rapid technological change;

•	liability for online content;

•	violations of state or federal laws, including those relating to online privacy;

•	credit card fraud; and

•	telecommunications failures and vulnerability to electronic break-ins and similar disruptions.

Our failure to successfully address and respond to these risks could reduce internet sales, increase costs and damage the reputation of our brand.

We depend on our key personnel to operate our business, and we may not be able to hire enough additional management and other personnel to manage our growth. In addition, we may face risks associated with the transition of senior management.

Our performance is substantially dependent on the continued efforts of our executive officers and other key employees. The loss of the services of any of our executive officers or key employees could adversely affect our business. Additionally, we must continue to attract, retain and motivate talented management and other highly skilled employees to be successful. We must also hire and train store managers to support our retail expansion. We may be unable to retain our key employees or attract, assimilate and retain other highly qualified employees in the future. On March 30, 2013, we announced that Dyan Jozwick, President of dELiA*s Brand, resigned from the Company. On May 30, 2013, we announced that Tracy Gardner, our former Chief Creative Officer who joined the Company on May 1, 2013, was appointed Chief Executive Officer, and Walter Killough, our former Chief Executive Officer, was appointed Chief Operating Officer, in each case, effective June 5, 2013. Mr. Killough left the Company following the expiration of his employment agreement on August 2, 2013. On August 6, 2013, we announced that Daphne Smith was appointed as Executive Vice President of Operations, and on October 15, 2013, we announced that Brian Lex Austin-Gemas was appointed as Chief Operating Officer. There can be no assurance that the new management team will be able to execute our business model in a manner that will allow our Company to sustain growth and continued success. Changes in senior leadership could impact employee stability as well.

We rely on third parties for some essential business operations and services, and disruptions or failures in service or changes in terms may adversely affect our ability to deliver goods and services to our customers.

We currently depend on third parties for important aspects of our business, such as printing, shipping, paper supplies, operation of our e-commerce website, and the outsourcing of our call center function. We have limited control over these third parties, and we are not their only client. In addition, we may not be able to maintain satisfactory relationships with any of these third parties on acceptable commercial terms. Further, we cannot be certain that the quality or cost of products and services that they provide will remain at current levels or the levels needed to enable us to conduct our business efficiently and effectively.

Postal rate and other shipping rate increases, as well as increases in paper and printing costs, affect the cost of our order fulfillment and catalog mailings. We rely heavily on quantity discounts in these areas. No assurances can be given that we will continue to receive these discounts and that we will not be subject to additional increases in costs in excess of those already announced. Any increases in these costs will have a negative impact on earnings to the extent we are unable or do not pass such increases on directly to customers or offset such increases by raising selling prices or by implementing more efficient printing, mailing and delivery alternatives.

Our ability to meet our cash requirements depends on many factors.

Based on our current and anticipated future results of operations and the proceeds we received from the Private Placement, we believe that our current cash balances, cash flow from operations, and availability under our credit facilities will be sufficient to meet our currently anticipated cash requirements. However, depending on results of operations for future periods, as well as our ongoing expense reduction program, our current cash balances, cash flow from operations, and availability under our credit facilities may not be sufficient to meet our future cash requirements, including but not limited to, any retail store openings or remodels. For example, if we do not meet our targets for revenue growth, gross margins, or expenses, or if our costs associated with any retail store expansion plans are not as anticipated, our current sources of funds may be insufficient to meet our cash requirements. We may fail to meet our targets for revenue growth for a variety of reasons, including:

•	decreased consumer spending in response to weak economic conditions;

•	higher energy prices causing a decreased level of disposable income;

•	weakness in the teenage market;

•	poor response to our merchandise offerings;

•	increased competition from our competitors; and

•	marketing and expansion plans that are not as successful as we anticipate.

Additionally, if demand for our products decreases or our retail store plans do not produce the desired sales increases, such developments could reduce our operating revenues. If such funds, together with cash on hand and availability under our existing Credit Agreement dated as of June 14, 2013, as amended (the “Credit Agreement”), with Salus Capital Partners, LLC (“Salus”) are insufficient to cover our expenses, we could be required to adopt one or more alternatives listed below. For example, we could be required to:

•	reduce or delay capital spending;

•	reduce discretionary spending;

•	sell assets or operations; and/or

•	sell additional equity or debt securities, which equity securities may be dilutive.

If we are required to take any of the actions in the first three items immediately above, it could have a material adverse effect on our business, financial condition and results of operations, including our ability to grow our business. In addition, we cannot assure you that we would be able to take any of these actions because of (i) a variety of commercial or market factors, or (ii) market conditions being unfavorable for an equity or debt offering. In addition, such actions, if taken, may not enable us to satisfy our cash requirements if the actions do not generate a sufficient amount of additional capital.

We may fail to use our database and our expertise in marketing to consumers successfully, and we may not be able to maintain the quality and size of our database.

The effective use of our consumer database and our expertise in marketing to consumers are important components of our business. If we fail to capitalize on these assets, our business will be less successful.

Currently, we have useful data for only a portion of our targeted market. Additionally, as individuals in our database age, they are less likely to purchase our products and their data is thus of less value to our business. We must, therefore, continuously obtain data on new potential customers and on those persons who are just entering their teenage years in order to maintain and increase the size and value of our database. If we fail to obtain sufficient numbers of new names and related information, our business could be adversely affected.

General economic conditions may adversely impact our results of operations.

Our financial performance is subject to world-wide economic conditions and the resulting impact on U.S. consumer confidence and levels of consumer spending, which may remain volatile for the foreseeable future. Some of the factors impacting discretionary consumer spending include general economic conditions, wages and unemployment, consumer debt, reductions in net worth based on market declines, increasing health care costs, residential real estate and mortgage markets, taxation, increases in fuel and energy prices, consumer confidence, failure to increase the debt ceiling in the U.S., and other macroeconomic factors. Consumer purchases of discretionary items, including our merchandise, generally decline during recessionary periods and other periods where disposable income is adversely affected. A downturn in the U.S. economy could affect consumer purchases of our merchandise and adversely impact our results of operations and continued growth.

Our agreement with Alloy, LLC to license our database information may make that information less valuable to us.

We and Alloy, LLC have agreed that we will license data collected by dELiA*s (excluding credit card data), subject to applicable laws and privacy policies, although Alloy, LLC has agreed not to provide certain of this data to our competitors, with some limited exceptions. Certain actions that Alloy, LLC could take, such as breaching its contractual covenants, could result in our losing a significant portion of the competitive advantage we believe our database provides to us. In such event, our business and results of operations could be adversely affected.

New retail store openings could strain our resources and cause the performance of our existing operations to suffer.

Any retail store expansion will largely depend on our ability to find sites to open and operate new stores successfully. Our ability to open and operate new stores successfully depends on several factors, including, among others, our ability to:

•	identify suitable store locations, the availability of which is outside our control;

•	negotiate acceptable lease terms;

•	prepare stores for opening within budget;

•	source sufficient levels of inventory at acceptable costs to meet the needs of new stores;

•	hire, train and retain store personnel;

•	successfully integrate new stores into our existing operations;

•	contain payroll costs; and

•	generate sufficient operating cash flows or secure adequate capital on commercially reasonable terms to fund any of our expansion plans.

In addition, any retail store expansion will place increased demands on our operational, managerial and administrative resources. These increased demands could cause us to operate our business less effectively, which, in turn, could cause deterioration in the financial performance of our individual stores and our overall business.

Modifications and/or upgrades to our information technology systems may disrupt our operations.

We regularly evaluate our information technology systems and requirements. Modifications may include replacing existing systems with successor systems, making changes to existing systems, or acquiring new systems with new functionality. We are aware of the inherent risks associated with replacing and modifying these systems, including inaccurate system information, system disruptions and user acceptance and understanding. Information technology system disruptions and inaccurate system information, if not anticipated and appropriately mitigated, could have a material adverse effect on our financial condition and results of operations. Additionally, there is no assurance that a successfully implemented system will deliver the anticipated value to us.

Our catalog response rates may decline.

The number of customers who make purchases from catalogs that we mail to them, which we refer to as “response rates,” may decline due to, among other things, our ability to effectively predict and respond to changing fashion tastes and consumer demands and translate market trends into appropriate, saleable product offerings in a timely manner. Response rates also usually decline when we mail additional catalog editions to the same customers within a short time period. In addition, there can be no assurance that any strategic circulation cuts will enable us to improve or maintain our response rates. These trends in response rates may have a material adverse effect on our rate of sales growth and on our profitability and could have a material adverse effect on our business.

Traffic to our e-commerce website may decline, resulting in fewer purchases of our products. Additionally, the number of e-commerce visitors that we are able to convert into purchasers may decline.

In order to generate online customer traffic, we depend heavily on mailed catalogs, outbound emails and an affiliates program in which we pay third parties for traffic referred from their websites to our e-commerce website. Our sales volume and e-commerce website traffic generally may be adversely affected by, among other things, declines in the number and frequency of our catalog mailings, reductions in outbound emails and declines in referrals from third parties. Our sales volume may also be adversely affected by economic downturns, system failures and competition from other internet and non-internet retailers.

In addition, the number of e-commerce visitors that we are able to convert into purchasers may decline due to, among other things, our inability to effectively predict and respond to changing fashion tastes and consumer demands and translate market trends into appropriate, saleable product offerings in a timely manner and our inability to keep up with new technologies and e-commerce features. The internet and the e-commerce industry are subject to rapid technological change. If competitors introduce new features and website enhancements embodying new technologies, or if new industry standards and practices emerge, our existing e-commerce website, the www.delias.com website, and our respective systems may become obsolete or unattractive. Developing our e-commerce website and other systems entails significant technical and business risks. We may face material delays in introducing new services, products or enhancements. If this happens, our customers may forego the use of our e-commerce website and use websites and e-commerce pages of our competitors. We may use new technologies ineffectively, or we may fail to adequately adapt our website, our transaction processing systems and our computer network to meet customer requirements or emerging industry standards.

We do not own the uniform resource locator that directs customers to our e-commerce website.

Pursuant to an agreement with Alloy, LLC, it will continue to own the uniform resource locator that directs customers to the www.delias.com website. Because a significant portion of our direct marketing sales come from our e-commerce site, if Alloy, LLC fails to maintain that uniform resource locater, our e-commerce activities may suffer.

Because we experience seasonal fluctuations in our revenues, our quarterly results may fluctuate.

Our business is seasonal, reflecting the general pattern of peak sales for teen clothing and accessories, which provide the majority of our sales during the back-to-school and holiday shopping seasons. Typically, a larger portion of our revenues are obtained during our third and fourth fiscal quarters. Any significant decrease in sales during the back-to-school and winter holiday seasons would have a material adverse effect on our financial condition and results of operations. In addition, in order to prepare for the back-to-school and holiday shopping seasons, we must order and keep in stock significantly more merchandise than we carry during other parts of the year, and we must hire temporary workers and incur additional staffing costs in our warehouse and retail stores to meet anticipated sales demand. If sales for the third and fourth quarters do not meet anticipated levels, then increased expenses may not be offset, which could decrease our profitability. Additionally, any unanticipated decrease in demand for our products during these peak seasons could require us to sell excess inventory at a substantial markdown, which could decrease our profitability.

Competition may adversely affect our business.

The teenage girl retail apparel industry is highly competitive, with fashion, quality, price, location, in-store environment and service being the principal competitive factors. We compete for retail store sales with specialty apparel retailers and certain other youth-focused apparel retailers, such as American Eagle Outfitters, Abercrombie & Fitch, Aeropostale, Hollister, Wet Seal, Forever 21, H&M and others. We also compete for retail store sales with full price and discount department stores such as Target, Kohl’s, Nordstrom’s, Macy’s, Bloomingdale’s and others. If we are unable to compete effectively for retail store sales, we may lose market share, which would reduce our revenues and gross profit. In addition, we compete for favorable site locations and lease terms in shopping malls with certain of our competitors as well as numerous other retailers. Many of our competitors are large national chains, which have substantially greater financial, marketing and other resources than we do. The growth of our retail store business depends significantly on our ability to operate stores in desirable locations with capital investments and lease costs that allow us to earn a return that meets or exceeds our financial projections. Desirable new locations may not be available to us at all or at reasonable costs. In addition, we must be able to renew our existing store leases on terms that meet our financial targets. Our failure to secure favorable real estate and lease terms generally and upon renewal, or even being permitted to renew our expiring leases, could cause us to lose market share which would reduce our revenues and gross profit.

Many of our existing competitors, as well as potential new competitors in our target markets, have longer operating histories, greater brand recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do. These advantages allow our competitors to spend considerably more on marketing and may allow them to use their greater resources more effectively than we can use ours. Accordingly, these competitors may be better able to take advantage of market opportunities and be better able to withstand market downturns than us. If we fail to compete effectively, our business will be materially and adversely affected.

Closing stores could result in significant costs to us.

We could, in the future, decide to close additional retail stores that are producing losses or that are not as profitable as we expect. If we decide to close any stores before the expiration of their lease terms, we may incur payments to landlords to terminate or “buy out” the remaining term of the lease. We also may incur costs related to the employees at such stores, whether or not we terminate the leases early. Upon any such closure, the closing costs, fixed assets, and inventory write-downs would adversely affect our results and could adversely affect our cash on hand.

Our dELiA*s exclusive branding activities could lead to increased inventory obsolescence.

Our promotion and sale of dELiA*s branded products increases our exposure to risks of inventory obsolescence. Accordingly, if a particular style of product does not achieve widespread consumer acceptance, we may be required to take significant markdowns, which could have a material adverse effect on our gross profit margin and other operating results. Moreover, dELiA*s exclusive brand development plans may include entry into joint ventures and additional licensing or distribution arrangements, which may also contribute to increased inventory obsolescence as third parties may control more of these operations.

Our master license agreement with JLP Daisy LLC (“JLP Daisy”) could cause us to lose our trademarks or otherwise adversely affect the value of our dELiA*s brand.

In February 2003, dELiA*s Brand, LLC, a wholly-owned subsidiary of the Company, entered into a master license agreement with JLP Daisy to license our dELiA*s brand on an exclusive basis for wholesale distribution in certain product categories, primarily in mid- and upper-tier department stores, in exchange for an up-front payment from JLP Daisy of $16.5 million, which is applied against royalties otherwise due from JLP Daisy for sales of dELiA*s branded merchandise. The initial term of the master license agreement was approximately 10 years, which was extended and, at our option, (i) will remain in effect until JLP Daisy recoups its advance and preferred return or (ii) the term will immediately expire and JLP Daisy will be entitled to be paid the balance of any unrecouped advance and a preferred return calculated at 6% per year (if not already received). As of February 1, 2014, JLP Daisy has not recouped its advance and preferred return and therefore the master license agreement remains in effect. As part of the master license agreement, dELiA*s Brand, LLC granted to JLP Daisy a security interest in the dELiA*s trademarks and copyrightable artwork, although the only event that would entitle JLP Daisy to exercise its rights in respect of the lien is a termination or rejection of the license or the master license agreement in a bankruptcy proceeding. If we become subject to a bankruptcy proceeding, we could lose the rights to our dELiA*s trademarks, which could have a material adverse effect on our business and operating results.

Additionally, because sales of dELiA*s branded products by JLP Daisy’s licensees have been significantly less than we and JLP Daisy expected when we entered into the master license agreement, we expect that JLP Daisy may try to increase the sales of the dELiA*s branded products by its licensees by expanding the number of licensed products their licensees offer, the number and type of stores in which such licensed products are sold, or both, so that they can recoup more of their initial advance. Sales of dELiA*s branded products by JLP Daisy’s licensees may negatively impact our customers’ image of the brand, which could have a material adverse effect on our profit margins and other operating results. Additionally, a change in our customers’ image of the brand due to sales of dELiA*s branded products by JLP Daisy’s licensees to greater numbers of retailers may negatively affect our dELiA*s retail store expansion plans.

We depend largely upon an outsourced call center and a single distribution facility.

The call center function is outsourced to a third party for our dELiA*s e-commerce website and catalog. The distribution for our dELiA*s e-commerce website and catalog and all our retail stores are handled from a single, owned facility in Hanover, Pennsylvania. Any significant interruption in the operation of the call center function or distribution facility due to natural disasters, accidents, system failures, expansion or other unforeseen causes could delay or impair our ability to receive orders and distribute merchandise to our customers and retail stores, which could cause our sales to decline. This could have a material adverse effect on our operations and results.

We have recorded impairment charges in the past and we may be required to recognize impairment charges in the future.

Pursuant to generally accepted accounting principles, we are required to perform impairment tests on our identifiable intangible assets with indefinite lives, including goodwill, annually or at any time when certain events occur, which could impact the value and earnings of our business segments. Our determination of whether impairment has occurred is based on a comparison of the assets’ fair market values with the assets’ carrying values. Significant and unanticipated changes could require a provision for impairment in a future period that could substantially affect our reported earnings in a period of such change. We recognized a goodwill impairment charge of $4.5 million related to our direct marketing reporting unit in fiscal 2012.

Additionally, pursuant to generally accepted accounting principles, we are required to recognize an impairment loss when circumstances indicate that the carrying value of long-lived tangible and intangible assets with finite lives may not be recoverable. Management’s policy in determining whether an impairment indicator exists (i.e., a triggering event) comprises measurable operating performance criteria as well as qualitative measures. If a determination is made that a long-lived asset’s carrying value is not recoverable over its estimated useful life, the asset is written down to estimated fair value, if lower. The determination of fair value of long-lived assets is generally based on estimated expected discounted future cash flows, which is generally measured by discounting expected future cash flows identifiable with the long-lived asset at our weighted-average cost of capital. We have recognized impairment charges of approximately $3.5 million in fiscal 2013, $0.2 million in fiscal 2012 and $0.5 million in fiscal 2011 related to underperforming store locations.

If our manufacturers and importers are unable to produce our proprietary-branded goods on time or to our specifications, we could suffer lost sales.

We do not own or operate any manufacturing facilities and, therefore, depend upon independent third party vendors for the manufacture of all of our branded products. Our products are manufactured to our specifications primarily by domestic manufacturers and importers. We cannot control all of the various factors, which include inclement weather, natural disasters, labor disputes and acts of terrorism that might affect the ability of a manufacturer or importer to ship orders of our products in a timely manner or to meet our quality standards. Late delivery of products or delivery of products that do not meet our quality standards could cause us to miss the delivery date requirements of our customers or delay timely delivery of merchandise to our retail stores for those items. These events could cause us to fail to meet customer expectations, cause our customers to cancel orders or cause us to be unable to deliver merchandise in sufficient quantities or of sufficient quality to our stores, which could result in lost sales.

There are risks of obtaining products from third parties.

Our business depends largely on the ability of third-party vendors and their subcontractors or suppliers to provide us with current-season, brand-name apparel and other merchandise at competitive prices, in sufficient quantities, manufactured in compliance with all applicable laws and of acceptable quality. We do not have any long-term contracts with any vendor and are not likely to enter into these contracts in the foreseeable future. In addition, many of the vendors that we use are factored and have limited resources, production capacities, and operating histories. Additionally, because the fashion market is volatile and customer taste tends to change rapidly, we must, in order to be successful, identify and obtain merchandise from new third-party brands for which our customers show a preference. As a result, we are subject to the following risks:

•	our vendors may fail or be unable to expand with us;

•	our current vendor terms may be changed to require increased payments or letters of credit in advance of delivery, and we may not be able to fund such payments through our current credit facility, cash balances, or our cash flow;

•	we may not be able to identify or obtain products from new “hot” brands preferred by our customers; and

•	our ability to procure products in sufficient quantities, at acceptable prices, may be limited.

We believe, based on the country of origin tags that appear on the products we sell, that a substantial portion of the products sold to us by our third-party vendors and domestic importers are produced in factories located in foreign countries, especially in China and other Asian countries. Any event causing a sudden disruption of manufacturing or imports from Asia or elsewhere, including, but not limited to, the imposition of import restrictions, could materially harm our operations. Many of our and our vendor’s imports are subject to existing or potential duties, tariffs or quotas that may limit the quantity of certain types of goods that may be imported into the United States from countries in Asia or elsewhere. We and our vendors compete with other companies for production facilities and import quota capacity. Our and our vendors’ businesses are also subject to a variety of other risks generally associated with doing business abroad, such as political instability, currency and exchange risks, disruption of imports by labor disputes (both in other countries and in the United States) and local business practices.

Ours and our vendors’ foreign sourcing operations may also be hurt by political and financial instability, strikes, health concerns regarding infectious diseases in countries in which our merchandise is produced, adverse weather conditions or natural disasters or acts of war or terrorism. Our future operations and performance will be subject to these factors, which are beyond our control, and these factors could materially hurt our business, financial condition and results of operations or may require us to modify our current business practices and incur increased costs.

Fluctuations in the cost, availability and quality of raw materials, labor and transportation, could increase our costs.

Fluctuations in the cost, availability and quality of the fabrics or other raw materials used to manufacture our merchandise could have a material adverse effect on our cost of goods and, accordingly, on our results of operations. The prices for those fabrics depend largely on the market prices for the raw materials used to produce them, including cotton. The price and availability of these raw materials may fluctuate significantly, depending on many factors, including, among other things, crop yields and weather patterns. In addition, the cost of labor at many of our third-party manufacturers has been increasing as the middle class in developing countries continues to grow, and we expect this trend to continue. The cost of transportation has been increasing as well and, if the price of oil remains at current levels or increases, that cost pressure will continue. We may not be able to pass all or a portion of higher raw materials prices, labor or transportation costs on to our customers, which could adversely affect our gross margin and our results of operations.

The effects of war or acts of terrorism could have a material adverse effect on our operating results and financial condition.

The continued threat of terrorism and the associated heightened security measures and military actions in response to acts of terrorism have disrupted commerce and have intensified uncertainties in the U.S. economy. Any further acts of terrorism or a future war may disrupt commerce and undermine consumer confidence, which could negatively impact our sales revenue by causing consumer spending and/or mall traffic to decline. Furthermore, an act of terrorism or war, or the threat thereof, or any other unforeseen interruption of commerce, could negatively impact our business by interfering with our ability to obtain merchandise from foreign manufacturers. Our inability to obtain merchandise from our foreign manufacturers or substitute other manufacturers, at similar costs and in a timely manner, could adversely affect our operating results and financial condition.

Weather conditions where our customers are located may impact consumer shopping patterns, which alone or together with natural disasters, particularly in areas where our sales are concentrated, could adversely affect our results of operations.

Uncharacteristic or significant weather conditions can affect consumer shopping patterns, particularly in apparel and seasonal items, which could lead to lost sales or greater than expected markdowns and adversely affect our short-term results of operations. For example, frequent or unusually heavy snowfall, ice storms, rainstorms or other significant weather conditions over a prolonged period could make it difficult for our customers to travel to our stores and thereby reduce our sales and profitability. Our business is also susceptible to unseasonable weather conditions. For example, extended periods of unseasonably warm temperatures during the winter season or cool weather during the summer season could render a portion of our inventory incompatible with those unseasonable conditions. Natural disasters in areas where our sales are concentrated could result in significant physical damage to or closure of one or more of our stores or distribution center, and cause delays in the distribution of merchandise from our vendors to our distribution center and stores, which could adversely affect our results of operations by increasing our costs and lowering our sales.

We must effectively manage our vendors to minimize inventory risk and maintain our margins.

We seek to avoid maintaining high inventory levels in an effort to limit the risk of outdated merchandise and inventory write-downs. If we underestimate quantities demanded by our customers and our vendors cannot restock, then we may disappoint customers who may then turn to our competitors. We require many of our vendors to meet minimum restocking requirements, but if our vendors cannot meet these requirements and we cannot find alternate vendors, we could be forced to carry more inventory than we have in the past or we could have a loss in sales. Our risk of inventory write-downs would increase if we were to hold large inventories of merchandise that prove to be unpopular.

We may be required to collect sales tax on our direct marketing operations.

With respect to the direct sales, sales or other similar taxes are collected primarily in states where we have retail stores, another physical presence or personal property. However, various states or foreign countries may seek to impose sales tax collection obligations on out-of-state direct mail companies. A successful assertion by one or more states that we or one or more of our subsidiaries should have collected or should be collecting sales taxes on the direct sale of our merchandise could have a material adverse effect on our business.

We could face liability from, or our ability to conduct business could be adversely affected by, government and private actions concerning personally identifiable data, including privacy.

Our direct marketing business is subject to federal and state laws regarding the collection, maintenance and disclosure of personally identifiable information we collect and maintain in our database. If we do not comply, we could become subject to liability. While these provisions do not currently unduly restrict our ability to operate our business, if those regulations become more restrictive, they could adversely affect our business. In addition, laws or regulations that could impair our ability to collect and use user names and other information on the e-commerce website may adversely affect our business. For example, the Children’s Online Privacy Protection Act of 1999 currently limits our ability to collect personal information from website visitors who may be under age 13. Further, claims could also be based on other misuse of personal information, such as for unauthorized marketing purposes. If we violate any of these laws, we could face civil penalties. In addition, the attorneys general of various states review company websites and their privacy policies from time to time. In particular, an attorney general may examine such privacy policies to assure that the policies overtly and explicitly inform users of the manner in which the information they provide will be used and disclosed by the Company. If one or more attorneys general were to determine that our privacy policies fail to conform with state law, we also could face fines or civil penalties, any of which could adversely affect our business.

We could face liability for information displayed in our catalogs or displayed on or accessible via e-commerce website and our other websites.

We may be subjected to claims for defamation, negligence, copyright or trademark infringement or other theories relating to the information we publish in any of our catalogs, on our e-commerce website and on any of our other websites. These types of claims have been brought, sometimes successfully, against similar companies in the past. Based upon links we provide to third-party websites, we could also be subjected to claims based upon online content we do not control that is accessible from our e-commerce website.

We may be liable for misappropriation of our customers’ personal information.

If third parties or unauthorized employees of ours are able to penetrate our network security or otherwise misappropriate our customers’ personal information or credit card information, or if we give third parties or our employees improper access to our customers’ personal information or credit card information, we could be subject to claims of liability. These claims could include claims for unauthorized purchases with credit card information, impersonation or other similar fraud claims, or negligence claims. This potential liability could also include claims for other misuse of personal information, including unauthorized marketing purposes. Liability for misappropriation of this information could decrease our profitability.

In addition, the Federal Trade Commission and state agencies have been investigating various internet companies regarding their use of personal information. We could incur additional expenses if new regulations regarding the use of personal information are introduced or if government agencies investigate our privacy practices.

We rely on encryption and authentication technology licensed from third parties to provide the security and authentication necessary to effect secure transmission of confidential information such as customer credit card numbers. Advances in computer capabilities, new discoveries in the field of cryptology or other events or developments may result in a compromise or breach of the algorithms that we use to protect customer transaction data. If any such compromise of our security were to occur, it could subject us to claims of liability, damage our reputation and diminish the value of our brand. A party who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations. We may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches. Our security measures are designed to significantly reduce the risk of security breaches, but our failure to prevent such security breaches could subject us to claims of liability, damage our reputation and diminish the value of our brand and cause our sales to decline.

Government regulation of the internet and e-commerce is evolving and unfavorable changes could harm our business.

We are subject to regulations and laws specifically governing the internet and e-commerce. Existing and future laws and regulations may impede the growth of our internet or e-commerce services. These regulations and laws may cover taxation, privacy, data protection, pricing, content, copyrights, distribution, mobile communications, electronic contracts and other communications, consumer protection, the provision of e-commerce payment services, and consumer protection. Unfavorable regulations and laws could diminish the on-line demand for our products and services and increase our costs of doing business.

We are subject to litigation risk due to the nature of our business, which may have a material adverse effect on our results of operations and business.

From time to time, we are involved in lawsuits or other legal proceedings arising in the ordinary course of our business. These may relate to, for example, trademark, servicemark, copyright or other intellectual property matters, employment law matters, commercial disputes, consumer protection claims, claims of regulatory authorities, or other matters. In addition, as a public company we could from time to time face claims relating to corporate or securities law matters. In connection with such litigation, we may be subject to significant damages or equitable remedies. Any of such litigation, whether as plaintiff or defendant, could be costly and time consuming and could divert management and key personnel from our regular business operations. We do not currently believe that any of our outstanding litigation will have a material adverse effect on our business, prospects, financial condition or results of operations. However, due to the uncertainty of litigation and depending on the amount and the timing of any claims, an unfavorable resolution of such claims could materially affect our business, prospects, financial condition and results of operations.

Many of our vendors utilize factors and therefore require letters of credit.

All or a portion of the credit extended by factors to our vendors often is collateralized by standby letters of credit, which we are required to provide and which we currently obtain under our Letter of Credit Agreement dated as of June 14, 2013, as amended (the “Letter of Credit Agreement”) with General Electric Capital Corporation (“GE Capital”). Any increases in the amount of such letters of credit required by such factors reduces the amount of availability we have under our Letter of Credit Agreement with GE Capital. Any increase in our vendors’ use of factors or decrease in the amount of credit extended by these factors could require us to provide additional standby letters of credit, thereby reducing further the amount of availability, or require us to obtain increased credit lines which may or may not be readily available to us on acceptable terms. Any such decreases could adversely affect our ability to operate our business, including requiring us to reduce other discretionary spending, such as on advertising. Any such event could result in reduced sales.

Our ability to procure merchandise could be adversely affected by changes in our vendors’ factoring arrangements.

Although we do not have a direct relationship with factors, a portion of our vendors who supply us with merchandise have direct factoring arrangements. Vendors who engage in factoring transactions will typically sell their accounts receivable to a factor at a discount in exchange for cash payments, which can be used to finance the business and operations of the vendors.

If the financial condition of our vendors’ factors were to deteriorate and those vendors were unable to procure alternative factoring arrangements, our ability to timely procure merchandise for our stores could be adversely affected. This also could require the devotion of significant time and attention by our management to adequately resolve such matters. In turn, our results of operations and financial condition could suffer.

Our Credit Agreement with Salus and the Securities Purchase Agreement include covenants that impose restrictions on our financial and business operations.

Our Credit Agreement contains covenants that restrict the manner in which we conduct our business under certain circumstances. Subject to certain exceptions, these covenants restrict or limit our ability to, among other things:

•	grant liens on assets;

•	merge, consolidate, dissolve or liquidate;

•	incur certain additional indebtedness and guaranty obligations;

•	make certain restricted payments (including make dividend payments on our common stock);

•	make certain investments or acquisitions;

•	engage in certain sales (including certain sales of stock); and

•	pay dividends.

If we fail to comply with the covenants and are unable to obtain a waiver or amendment, an event of default would result, and Salus could declare outstanding borrowings immediately due and payable. If Salus were to declare a default, we cannot guarantee that we would have sufficient liquidity at that time to repay or refinance borrowings under the Credit Agreement.

Our ability to borrow under the Credit Agreement is subject to various conditions precedent. We cannot assure you that we will be able to satisfy the conditions to funding at the time we require the drawdowns.

Pursuant to the Securities Purchase Agreement, so long as Valinor Management, LLC (the “Lead Investor”) or Flatbush Watermill LLC (“Flatbush”), as the case may be, beneficially owns at least 10% of our common stock (on an as-converted basis), we are subject to certain restrictive covenants that, subject to certain exceptions, restrict or limit our ability to take the following actions without the prior written consent of the Lead Investor and/or Flatbush, as the case may be:

•	if all accrued dividends on the Series B Preferred Stock have not been paid in full, declare or pay dividends on, or repurchase or redeem, any shares of our capital stock, subject to certain exceptions;

•	authorize, create or issue any class or series of our capital stock that ranks senior or in parity with the Series B Preferred Stock, including any additional Series B Preferred Stock;

•	commence any voluntary liquidation, bankruptcy, dissolution, recapitalization, reorganization, assignment to creditors or similar transaction;

•	incur any additional indebtedness, other than indebtedness under or as permitted under our Credit Agreement with Salus and the Letter of Credit Agreement with GE Capital;

•	grant liens on our assets, other than liens under or as permitted under our Credit Agreement with Salus and our Letter of Credit Agreement with GE Capital;

•	increase the size of the number of directors comprising our board of directors to more than nine members;

•	amend our certificate of incorporation or our bylaws in a manner that materially and adversely affects the rights or voting powers of the Series B Preferred Stock, subject to certain exceptions;

•	enter into any transaction with any person or entity whose beneficial ownership of our voting securities is at least 10% or a director of our Company, subject to certain exceptions; or

•	remove or replace Tracy Gardner as our chief executive officer for reasons other than cause, resignation, death or disability.

Additionally, so long as the Lead Investor or Flatbush, as the case may be, beneficially owns at least 15% of our common stock (on an as-converted basis), we are subject to certain restrictive covenants that, subject to certain exceptions, restrict or limit our ability to engage in, or agree to, the following transactions without the prior written consent of the Lead Investor and/or Flatbush, as the case may be:

•	a sale of all or substantially all of our assets;

•	a merger or consolidation of our Company; or

•	a recapitalization or reorganization of our Company involving consideration in excess of $25 million.

We may not have the cash necessary to pay the dividends on the Series B Preferred Stock.

Holders of Series B Preferred Stock are entitled to receive, when, as and if declared by the board of directors of the Company, out of any funds legally available therefor, dividends per share of Series B Preferred Stock in an amount equal to 6.0% per annum of the stated value per share. The first date on which dividends are payable is February 18, 2015, and, thereafter, dividends are payable semi-annually in arrears on February 18 and August 18 of each year. Dividends, whether or not declared, begin to accrue and be cumulative from February 18, 2014. If we do not pay any dividend in full on any scheduled dividend payment date, then dividends thereafter will accrue at an annual rate of 8.0% of the stated value of the Series B Preferred Stock from such scheduled dividend payment date to the date that all accumulated dividends on the Series B Preferred Stock have been paid in cash in full. In addition, if we do not meet minimum borrowing availability tests under our Credit Agreement with Salus, we may not pay dividends on the Series B Preferred Stock. No assurance can be given that we will have the cash or financial resources available to us to make these payments, in whole or in part, or that we will meet the minimum borrowing availability tests under our Credit Agreement with Salus. Any failure to make such payments could have a material adverse effect on our business and financial condition.

Our inability or failure to protect our intellectual property or our infringement of other’s intellectual property could have a negative impact on our operating results.

Our trademarks are valuable assets that are critical to our success. The unauthorized use or other misappropriation of our trademarks, or the inability for us to continue to use any current trademarks, could diminish the value of our brands and have a negative impact on our business. We are also subject to the risk that we may infringe on the intellectual property rights of third parties. Any infringement or other intellectual property claim made against us, whether or not it has merit, could be time-consuming, result in costly litigation, cause product delays or require us to pay royalties or license fees. As a result, any such claim could have a material adverse effect on our operating results.

The potential consolidation of commercial and retail landlords could negatively impact us.

Continued consolidation in the commercial retail real estate market could affect our ability to successfully negotiate favorable rental terms for our stores in the future. Should significant consolidation continue, a large proportion of our store base could be concentrated with one or a few entities that could then be in a position to dictate unfavorable terms to us due to their significant negotiating leverage. If we are unable to negotiate favorable rental terms with these entities, this could affect our ability to profitably operate our stores, which could adversely impact our business, financial condition and results of operations.

We may have potential business conflicts with Alloy, LLC with respect to our past and ongoing relationships.

On December 19, 2005, Alloy, LLC completed the Spinoff of all of the outstanding common stock of dELiA*s, Inc. to its stockholders. In connection with the Spinoff, Alloy, LLC contributed and transferred to us substantially all of its assets and liabilities related to its direct marketing and retail store segments.

We entered into various agreements with Alloy, LLC prior to or in connection with the Spinoff. These agreements govern various interim and ongoing relationships between Alloy, LLC and us following the Spinoff. Certain of these agreements expired by their terms on December 19, 2010. We subsequently entered into certain amended and restated agreements effective December 20, 2010 which expire on December 20, 2015.

Potential business conflicts may arise between Alloy, LLC and us in a number of areas relating to our past and ongoing relationships, including:

•	labor, tax, employee benefit, pending litigation, indemnification and other matters arising from our separation from Alloy, LLC;

•	intellectual property matters;

•	joint database ownership and management; and

•	the nature, quantity, quality, time of delivery and pricing of services we supply to each other under our various agreements with Alloy, LLC.

We may not be able to resolve any potential conflicts. Even if we do so, however, because Alloy, LLC will be performing a number of services and functions for us, they will have leverage with negotiations over their performance that may result in a resolution of such conflicts that may be less favorable to us than if we were dealing with another third party.

Our ability to use our net operating losses to offset future taxable income are subject to certain limitations.

We are limited in the portion of net operating loss carryforwards, or NOLs, that we can use in the future to offset taxable income for U.S. federal income tax purposes. At February 1, 2014, we had available U.S. federal NOLs of approximately $119 million. A lack of future taxable income would adversely affect our ability to utilize these NOLs. In addition, under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its NOLs to offset future taxable income. We received Stockholder Approval on June 17, 2014, which triggered an ownership change under Section 382 of the Code. As a result of the Private Placement and both the public offering and private placement we completed on July 31, 2013, our ability to utilize our NOLs as an offset against future taxable income will be limited. In addition, future changes in our stock ownership, including future offerings, as well as other changes that may be outside of our control, could result in additional ownership changes under Section 382 of the Code.

Risks Related to our Common Stock and this Offering

The price of our common stock may be volatile and you may lose all or a part of your investment.

The price of our common stock may fluctuate widely, depending upon a number of factors, many of which are beyond our control. For instance, it is possible that our future results of operations may be below the expectations of investors and, to the extent our Company is followed by securities analysts, the expectations of these analysts. If this occurs, our stock price may decline. Other factors that could affect our stock price include the following:

•	the perceived prospects of our business and the teenage market as a whole;

•	changes in analysts’ recommendations or projections, if any;

•	fashion trends;

•	changes in market valuations of similar companies;

•	actions or announcements by our competitors;

•	actual or anticipated fluctuations in our operating results;

•	litigation developments; and

•	changes in general economic or market conditions or other economic factors unrelated to our performance.

In addition, the stock markets can experience significant price and trading volume fluctuations. These broad market fluctuations may adversely affect the trading price of our common stock. In the past, following periods of volatility in the market price of a public company’s securities, securities class action litigation has often been instituted against that company. Such litigation could result in substantial costs to us and a likely diversion of our management’s attention.

Provisions of Delaware law and of our charter and by-laws and stockholder rights plan may make a takeover more difficult.

Provisions in our amended and restated certificate of incorporation and by-laws and in the Delaware corporation law may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt that our management and board of directors oppose. Public stockholders that might wish to participate in one of these transactions may not have an opportunity to do so. For example, our amended and restated certificate of incorporation and by-laws contain provisions:

•	reserving to our board of directors the exclusive right to change the number of directors and fill vacancies on our board of directors, which could make it more difficult for a third party to obtain control of our board of directors;

•	authorizing the issuance of up to 25 million shares of preferred stock which can be created and issued by the board of directors without prior stockholder approval, commonly referred to as “blank check” preferred stock, with rights senior to those of our common stock, which could make it more difficult or expensive for a third party to obtain voting control;

•	establishing advance notice requirements for director nominations or other proposals at stockholder meetings; and

•	generally requiring the affirmative vote of holders of at least 70% of the outstanding voting stock to amend certain provisions of our amended and restated certificate of incorporation and by-laws, which could make it more difficult for a third party to remove the provisions we have included to prevent or delay a change of control.

In addition, we have adopted a stockholder rights plan that may prevent a change in control or sale of us in a manner or on terms not approved by our board of directors. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control or to change our management and board of directors.

We have a significant number of options and Series B Preferred Stock which, if exercised or converted, would dilute the equity interests of our existing stockholders and adversely affect earnings per share.

As of June 20, 2014, we had outstanding options, of which 1,334,234 were vested, to purchase 3,514,027 shares of common stock at a weighted average exercise price of $1.77 per share. From time to time, we may issue additional options to employees, non-employee directors and consultants pursuant to our equity incentive plans. As of June 20, 2014, we had 441,000 shares of Series B Preferred Stock outstanding convertible into 55,125,000 shares of our common stock at a conversion price of $0.80 per share. Our stockholders will experience dilution if these stock options and shares of Series B Preferred Stock are exercised or converted, as applicable.

If we fail to meet the continued listing standards of Nasdaq, our common stock may be delisted, which may adversely affect the market price and liquidity of our common stock.

Our common stock is currently traded on the Nasdaq Global Market. Nasdaq has requirements we must meet in order to remain listed on the Nasdaq Global Market, including that we maintain a minimum closing bid price of $1.00 per share of our common stock. On May 7, 2014, we received a notification letter from The NASDAQ OMX Group (“Nasdaq”) indicating that the bid price of our common stock for the 30 consecutive business days prior to May 6, 2014 had closed below the minimum $1.00 per share required for continued listing under Nasdaq Listing Rule 5450(a)(1). We have been provided a period of 180 calendar days, or until November 3, 2014, to regain compliance. The letter states that the Nasdaq staff will provide written notification that we have regained compliance if at any time before November 3, 2014, the bid price of our common stock closes at $1.00 per share or more for a minimum of ten consecutive business days. If we are unable to regain compliance, our common stock may be delisted from the Nasdaq Global Market and transferred to a listing on the Nasdaq Capital Market, or delisted from Nasdaq altogether. There can be no assurance that we will be able to maintain compliance with the requirements for listing our common stock on the Nasdaq Global Market, or we would be eligible for transfer to the Nasdaq Capital Market and remain in compliance with the requirements for listing on that market. The failure to maintain our listing on the Nasdaq Global Market or to qualify for listing on the Nasdaq Capital Market could have an adverse effect on the market price and liquidity of our shares of common stock.

We do not intend to pay dividends on our common stock.

We have never declared or paid any cash dividend on our common stock. We currently intend to retain any future earnings and do not expect to pay any dividends on our common stock in the foreseeable future. Further, we are prohibited under the terms of the Credit Agreement from paying dividends on our common stock. Any determination to pay dividends on our common stock in the future will be made at the discretion of our board of directors and will depend on our results of operations, financial conditions, contractual restrictions imposed by applicable law and other factors our board deems relevant. Accordingly, investors must be prepared to rely on sales of their common stock after price appreciation to earn an investment return, which may never occur. If our common stock does not appreciate in value, or if our common stock loses value, our stockholders may lose some or all of their investment in our shares.

Future sales of our common stock or the issuance of other equity may adversely affect the market price of our common stock.

Subject to certain preemptive rights of the selling stockholders pursuant to the Securities Purchase Agreement, we are not restricted from issuing additional common stock, including securities that are convertible into or exchangeable for, or that represent the right to receive, common stock. Issuances of our common stock or convertible securities will dilute the ownership interest of our stockholders. Sales of a substantial number of shares of our common stock or other equity-

related securities in the public market could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities. We cannot predict the effect that future sales of our common stock or other equity-related securities would have on the market price of our common stock.

Our common stock is an equity security and is subordinate to our existing and future indebtedness.

The shares of common stock are equity interests and do not constitute indebtedness. As such, the shares of common stock will rank junior to all of our indebtedness and to other non-equity claims on us and our assets available to satisfy claims on us, including claims in a bankruptcy, liquidation or similar proceeding. Further, the common stock places no restrictions on our business or operations or on our ability to incur indebtedness or engage in any transactions, subject only to the voting rights available to stockholders generally.

USE OF PROCEEDS

Because the selling stockholders will sell the shares of our common stock offered under this prospectus, we will receive no cash proceeds. All proceeds from the sale of our common stock offered under this prospectus will be for the account of the selling stockholders, as described below. See “Selling Stockholders” beginning on page 22 and “Plan of Distribution” beginning on page 27.

DIVIDEND POLICY

We have never paid cash dividends on our common stock, and we do not intend to declare dividends for the foreseeable future, as we anticipate that we will reinvest any future earnings in the development and growth of our business. Further, we are prohibited under the terms of our Credit Agreement with Salus from paying dividends on our common stock.

SELLING STOCKHOLDERS

The shares of our common stock being offered by the selling stockholders are those issuable to the selling stockholders upon conversion of Series B Preferred Stock. Each of the selling stockholders may resell, from time to time, all, some or none of the shares of our common stock covered by this prospectus, as provided in this prospectus under “Plan of Distribution” beginning on page 37. However, we do not know when or in what amount the selling stockholders may offer their shares for sale under this prospectus, if any.

The following table sets forth, with respect to each selling stockholder, the name of the selling stockholder, the number of shares beneficially owned by the selling stockholder and the number of shares to be offered by the selling stockholder pursuant to this prospectus. The table also provides information regarding the beneficial ownership of our common stock with respect to each selling stockholder, as adjusted to reflect the assumed sale of all of the shares of common stock offered under this prospectus by such selling stockholder.

The table below has been prepared based upon the information furnished to us by the selling stockholders. As of June 20, 2014, 70,824,572 total shares of our common stock were issued and outstanding. Information concerning the selling stockholders may change from time to time and, if necessary, we will supplement this prospectus accordingly.

In computing the number of shares of our common stock beneficially owned by a person and the percentage ownership of that person, we deemed as outstanding shares of our common stock that person has rights to acquire within 60 days of the date of this prospectus. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Beneficial ownership as shown in the following table has been determined in accordance with the rules of the SEC.

	Beneficial Ownership Prior to Offering			Number of Shares Offered Hereby(1)	Beneficial Ownership After Offering
Name of Selling Stockholder	Number		Percentage(2)		Number(1)	Percentage(1)
Cooper Creek Partners LLC	2,681,625	(3)	3.6%	2,681,625	—	—
Cooper Creek Partners (Master) Ltd.	130,875	(4)	*	130,875	—	—
Crosslane & Co.	46,875	(5)	*	46,875	—	—
Crossledge & Co.	820,875	(6)	1.2%	820,875	—	—
Daybreak & Co.	1,362,750	(7)	1.9%	1,362,750	—	—
Deerhaven Fund, L.P.	150,000	(8)	*	150,000	—	—
FW2, LP	1,875,000	(9)	2.6%	1,875,000	—	—
FW3, LP	19,375,000	(10)	21.5%	19,375,000	—	—
Lake Coral & Co.	31,375	(11)	*	31,375	—	—
Leon G. Cooperman	8,511,905	(12)	11.4%	3,750,000	4,761,905	3.8%
Morris Goldfarb & Arlene Goldfarb JTWROS	1,527,381	(13)	2.1%	625,000	902,381	*
Oven & Co.	34,875	(14)	*	34,875	—	—
P.A.W. Small Cap Partners, L.P.	2,325,000	(15)	3.3%	625,000	1,700,000	1.3%
Prendel LLC	8,831,803	(16)	12.0%	2,500,000	6,331,803	5.0%
Splash & Co.	128,250	(17)	*	128,250	—	—
Tiger Global Investments, LP	5,900,000	(18)	8.0%	2,500,000	3,400,000	2.7%
Tracy Gardner	2,331,430	(19)	3.2%	250,000	2,081,430	1.7%
Valinor Capital Partners, L.P.	7,953,625	(20)	10.4%	5,653,625	2,300,000	1.8%
Valinor Capital Partners Offshore Master Fund, L.P.	16,855,304	(21)	20.2%	12,583,875	4,271,429	3.4%

*	Represents less than one percent (1%).
(1)	Assumes that each selling stockholder (i) will sell all shares of common stock offered by it under this prospectus and (ii) will not sell shares of common stock, if any, beneficially owned and acquired otherwise than in the Private Placement, which shares are not being offered under this prospectus.

(2)	Based on a total of 70,824,572 shares of our common stock outstanding as of June 20, 2014.
(3)	Includes 2,681,625 shares of our common stock that may be issued upon conversion of 21,453 shares of Series B Preferred Stock, which has a stated value of $100 per share and a conversion price of $0.80 per share. Robert Schwartz, the managing member of Cooper Creek Partners LLC, has voting and investment power over the securities beneficially owned by Cooper Creek Partners LLC.
(4)	Includes 130,875 shares of our common stock that may be issued upon conversion of 1,047 shares of Series B Preferred Stock, which has a stated value of $100 per share and a conversion price of $0.80 per share. Robert Schwartz, the managing member of Cooper Creek Partners (Master) Ltd., has voting and investment power over the securities beneficially owned by Cooper Creek Partners (Master) Ltd.
(5)	Includes 46,875 shares of our common stock that may be issued upon conversion of 375 shares of Series B Preferred Stock, which has a stated value of $100 per share and a conversion price of $0.80 per share. Robert K. Benson, Senior Vice President of Crosslane & Co., has voting and investment power over the securities beneficially owned by Crosslane & Co.
(6)	Includes 820,875 shares of our common stock that may be issued upon conversion of 6,567 shares of Series B Preferred Stock, which has a stated value of $100 per share and a conversion price of $0.80 per share. Robert K. Benson, Senior Vice President of Crossledge & Co., has voting and investment power over the securities beneficially owned by Crossledge & Co.
(7)	Includes 1,362,750 shares of our common stock that may be issued upon conversion of 10,902 shares of Series B Preferred Stock, which has a stated value of $100 per share and a conversion price of $0.80 per share. Robert K. Benson, Senior Vice President of Daybreak & Co., has voting and investment power over the securities beneficially owned by Daybreak & Co.
(8)	Includes 150,000 shares of our common stock that may be issued upon conversion of 1,200 shares of Series B Preferred Stock, which has a stated value of $100 per share and a conversion price of $0.80 per share. Glenn Tongue, the managing partner of Deerhaven Fund, L.P., has voting and investment power over the securities beneficially owned by Deerhaven Fund, L.P.
(9)	Includes 1,875,000 shares of our common stock that may be issued upon conversion of 15,000 shares of Series B Preferred Stock, which has a stated value of $100 per share and a conversion price of $0.80 per share. Joshua M. Schwartz, as the managing member of the general partner of FW2, LP, has voting and investment power over the securities beneficially owned by FW2, LP.
(10)	Includes 19,375,000 shares of our common stock that may be issued upon conversion of 155,000 shares of Series B Preferred Stock, which has a stated value of $100 per share and a conversion price of $0.80 per share. Joshua M. Schwartz, as the managing member of the general partner of FW3, LP, has voting and investment power over the securities beneficially owned by FW3, LP.
(11)	Includes 31,375 shares of our common stock that may be issued upon conversion of 251 shares of Series B Preferred Stock, which has a stated value of $100 per share and a conversion price of $0.80 per share. Robert K. Benson, Senior Vice President of Lake Coral & Co., has voting and investment power over the securities beneficially owned by Lake Coral & Co.
(12)	Includes 3,750,000 shares of our common stock that may be issued upon conversion of 30,000 shares of Series B Preferred Stock, which has a stated value of $100 per share and a conversion price of $0.80 per share.
(13)	Includes 625,000 shares of our common stock that may be issued upon conversion of 5,000 shares of Series B Preferred Stock, which has a stated value of $100 per share and a conversion price of $0.80 per share.
(14)	Includes 34,875 shares of our common stock that may be issued upon conversion of 279 shares of Series B Preferred Stock, which has a stated value of $100 per share and a conversion price of $0.80 per share. Robert K. Benson, Senior Vice President of Oven & Co., has voting and investment power over the securities beneficially owned by Oven & Co.
(15)	Includes 625,000 shares of our common stock that may be issued upon conversion of 5,000 shares of Series B Preferred Stock, which has a stated value of $100 per share and a conversion price of $0.80 per share. Peter A. Wright, the Chief Investment Officer and General Partner of P.A.W. Small Cap Partners, LP, has voting and investment power over the securities beneficially owned by P.A.W. Small Cap Partners, LP.
(16)

Includes (i) 2,500,000 shares of our common stock that may be issued upon conversion of 20,000 shares of Series B Preferred Stock, which has a stated value of $100 per share and a conversion price of $0.80 per share,

(ii) 93,598 shares of restricted stock owned by Michael Zimmerman which have vested and over which Mr. Zimmerman has voting power, (iii) 99,775 shares of restricted stock owned by Mr. Zimmerman which have not vested but for which Mr. Zimmerman has voting power, and (iv) 3,750 shares of common stock issuable upon the exercise of options owned by Mr. Zimmerman. Prendel LLC (“Prendel”) owns and has shared voting and dispositive power with respect to 8,534,680 shares of our common stock. Prentice Capital Management, LP (“Prentice Capital”) serves as the investment manager of Prendel and has shared voting and dispositive power with respect to such shares. Mr. Zimmerman is the managing member of the general partner of Prentice Capital. As a result, Mr. Zimmerman may be deemed to control Prentice Capital and Prendel and therefore may be deemed to be the beneficial owner of the 8,534,680 shares of common stock owned by Prendel. Mr. Zimmerman disclaims beneficial ownership of the 8,534,680 shares of common stock except to the extent of his pecuniary interest therein. Mr. Zimmerman is a member and Chairman of our board of directors.
(17)	Includes 128,250 shares of our common stock that may be issued upon conversion of 1,026 shares of Series B Preferred Stock, which has a stated value of $100 per share and a conversion price of $0.80 per share. Robert K. Benson, Senior Vice President of Splash & Co., has voting and investment power over the securities beneficially owned by Splash & Co.
(18)	Includes 2,500,000 shares of our common stock that may be issued upon conversion of 20,000 shares of Series B Preferred Stock, which has a stated value of $100 per share and a conversion price of $0.80 per share. Tiger Global Investments, L.P. is controlled by Chase Coleman and Feroz Dewan.
(19)	Includes (i) 250,000 shares of our common stock that may be issued upon conversion of 2,000 shares of Series B Preferred Stock, which has a stated value of $100 per share and a conversion price of $0.80 per share, and (ii) 333,334 shares of common stock issuable upon exercise of stock options that are currently exercisable or would become exercisable within 60 days and 1,500,000 shares of restricted stock, 1,166,667 of which have not vested or will not vest within 60 days but for which Ms. Gardner has voting power. Ms. Gardner is the Chief Executive Officer and a director of our Company.
(20)	Includes 5,653,625 shares of our common stock that may be issued upon conversion of 45,229 shares of Series B Preferred Stock, which has a stated value of $100 per share and a conversion price of $0.80 per share. Valinor Capital Partners, L.P. owns and has shared voting and dispositive power with respect to all shares of common stock. Valinor Management, LLC serves as the investment manager of Valinor Capital Partners, L.P and has shared voting and dispositive power with respect to all shares. David Gallo is the managing member of Valinor Management, LLC. As a result, David Gallo may be deemed to be a beneficial owner of all the shares of common stock owned by Valinor Capital Partners, L.P. Each of Valinor Management, LLC and David Gallo disclaim beneficial ownership of all the shares of common stock except to the extent of his or its pecuniary interest therein.
(21)	Includes 12,583,875 shares of our common stock that may be issued upon conversion of 100,671 shares of Series B Preferred Stock, which has a stated value of $100 per share and a conversion price of $0.80 per share. Valinor Capital Partners Offshore Master Fund, L.P. owns and has shared voting and dispositive power with respect to all shares of common stock. Valinor Management, LLC serves as the investment manager of Valinor Capital Partners Offshore Master Fund, L.P. and has shared voting and dispositive power with respect to all shares. David Gallo is the managing member of Valinor Management, LLC. As a result, David Gallo may be deemed to be a beneficial owner of all the shares of common stock owned by Valinor Capital Partners Offshore Master Fund, L.P. Each of Valinor Management, LLC and David Gallo disclaim beneficial ownership of all the shares of common stock except to the extent of his or its pecuniary interest therein.

Transactions Through Which the Selling Stockholders Obtained Beneficial Ownership of the Shares of Common Stock being Offered Hereby

On February 18, 2014, we entered into a Securities Purchase Agreement with the selling stockholders. Pursuant to the Securities Purchase Agreement, we sold and issued in the Private Placement (i) 199,834 shares of Series B Preferred Stock for an aggregate purchase price of $19,983,400, and (ii) an aggregate of $24,116,600 in principal amount of Notes. The Series B Preferred Stock has a stated value of $100 per share and is convertible at the option of the holder into shares of our common stock at a conversion price of $0.80 per share (subject to adjustment), plus an amount in cash per share of Series B Preferred Stock equal to accrued but unpaid dividends on such shares through but excluding the applicable conversion date. On June 17, 2014, we received Stockholder Approval and the Notes converted into 241,166 shares of Series B Preferred Stock. Accordingly, we received proceeds from the sale of the Notes of $24,116,600, subject to the deduction of placement agent fees and expenses.

Based on the $0.75 closing sale price of our common stock on February 18, 2014, the total value of the shares of our common stock issuable upon conversion of the Series B Preferred Stock is $41,343,750. Assuming that we are required to pay full liquidated damages under the Securities Purchase Agreement for not having the registration statement covering the resale of the shares offered hereby declared effective within 120 days of the closing of the Private Placement if there is no review of the registration statement by the SEC (or within 150 days of the closing of the Private Placement if there is a review of the registration statement by the SEC), the total possible payments to all selling stockholders and any of their affiliates in the first year following the sale of the Series B Preferred Stock and the Notes would be $2,205,000.

Pursuant to the Securities Purchase Agreement we agreed to prepare and file with the SEC within 45 days of the closing of the Private Placement a registration statement covering the resale of the shares of our common stock issuable upon conversion of the Series B Preferred Stock issued on February 18, 2014, and the shares of our common stock issuable upon conversion of the Series B Preferred Stock issuable upon conversion of the Notes, and cause such registration statement to become effective under the Securities Act within 120 days of the closing of the Private Placement if there is no review of the registration statement by the SEC (or within 150 days of the closing of the Private Placement if there is a review of the registration statement by the SEC). If the registration statement (i) is not filed within 45 days after the closing date of the Private Placement, (ii) is not declared effective within 120 days (or 150 days, as applicable) of the closing date of the Private Placement, or (iii) ceases for any reason to be effective at any time prior to the expiration of its Effectiveness Period (as defined in the Securities Purchase Agreement) for more than 20 consecutive trading days in any 12 month period, then we shall pay to each investor in the Private Placement an amount in cash, as liquidated damages and not as a penalty, equal to 1.0% of the purchase price paid by such investor for the Series B Preferred Stock and the Notes purchased under the Securities Purchase Agreement per month until the registration statement is filed or declared effective (as applicable); provided that the total amount of payments shall not exceed, when aggregated with all such payments paid to all investors, 5% of the aggregate purchase price of the Series B Preferred Stock and the Notes purchased pursuant to the Securities Purchase Agreement. We are registering the shares under the Registration Statement, of which this prospectus is a part, to satisfy our obligation under the Securities Purchase Agreement.

Our Relationships with the Selling Stockholders

In the past three years, we have not had any relationship or arrangement with any of the selling stockholders or their affiliates other than as follows: (i) Tracy Gardner is our Chief Executive Officer and a director, (ii) Michael Zimmerman is the Chairman of our board of directors and is the managing member of the general partner of Prentice Capital, the investment manager of Prendel, (iii) Seth A. Cohen is an Investment Analyst at Valinor Management, LLC, the investment manager of Valinor Capital Partners, L.P. and Valinor Capital Partners Offshore Master Fund, L.P., and (iv) Joshua M. Schwartz is the managing member of Flatbush Watermill, LLC, the general partner of FW2, LP and FW3, LP.

PLAN OF DISTRIBUTION

We are registering the shares of our common stock issuable upon conversion of the Series B Preferred Stock to permit the resale of such shares of common stock by holders of the Series B Preferred Stock from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling stockholders may sell all or a portion of the shares of common stock held by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, pursuant to one or more of the following methods:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing or settlement of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with a selling stockholder to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares of common stock under Rule 144 promulgated under the Securities Act, if available, rather than under this prospectus. In addition, the selling stockholders may transfer the shares of common stock by other means not described in this prospectus. If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling stockholders may pledge or grant a security interest in some or all of the Series B Preferred Stock or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

To the extent required by the Securities Act and the rules and regulations thereunder, the selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed, which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or re-allowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that the selling stockholders will sell any or all of the shares of common stock registered pursuant to the registration statement of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the Securities Purchase Agreement, estimated to be $40,000 in total, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, the selling stockholders will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act in accordance with the Securities Purchase Agreement, or the selling stockholders may be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act that may arise from any written information furnished to us by the selling stockholders specifically for use in this prospectus, in accordance with the Securities Purchase Agreement, or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus is a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

Simultaneously with the closing of the Private Placement, our board of directors (1) increased the size of our board of directors by three directors to a total of eight directors; and (2) subject to undergoing background checks, the results of which shall be reasonably acceptable to the Lead Investor, Flatbush and us, and executing and delivering to us such agreements, questionnaires and other documents as we customarily require from new nominees for directorships, appointed each of (A)(i) Seth Cohen and (ii) an individual designated by the Lead Investor who is not an employee of the Lead Investor or its affiliates and is approved by our Chief Executive Officer (collectively the “Lead Investor Directors”), both of whom were nominated to our board of directors by the Lead Investor or its affiliate(s), and (B) an individual designated by Flatbush (the “Flatbush Director”). The Lead Investor will continue to have the right to nominate two (2) members of our board of directors for so long as it is permitted to do so under Nasdaq Rule 5640. Once the Lead Investor’s beneficial ownership (determined in accordance with Rule 13d-3 under the Exchange Act) decreases to an amount that would only allow the Lead Investor to nominate one director under Nasdaq Rule 5640, it will only have the right to nominate one director and the Lead Investor Director who is not Seth Cohen will resign contemporaneously therewith. Flatbush will continue to have the right to nominate one member of our board of directors only for so long as it is permitted to do so under Nasdaq Rule 5640. Each of the Lead Investor’s and Flatbush’s right to nominate directors shall cease once the Lead Investor’s and Flatbush’s, as the case may be, beneficial ownership is less than 5% and the remaining Lead Investor Director and the Flatbush Director, as the case may be, will resign contemporaneously therewith. At each meeting of our stockholders at which the election of directors is considered, our board of directors and the Corporate Governance and Nominating Committee of our board of directors have agreed, subject to certain limitations, to nominate the persons designated by the Lead Investor and Flatbush for election to our board of directors. The Lead Investor agreed to vote all eligible shares of common stock or Series B Preferred Stock it beneficially owns for the election of the Flatbush Director at each meeting of our stockholders at which the election of the Flatbush Director is to be considered, and Flatbush agreed to vote all eligible shares of common stock or Series B Preferred Stock it beneficially owns for the election of each Lead Investor Director at each meeting of our stockholders at which the election of a Lead Investor Director is to be considered.

LEGAL MATTERS

Troutman Sanders LLP, New York, New York, will pass upon the validity of the securities offered by this prospectus.

EXPERTS

The financial statements and schedule as of February 1, 2014 and February 2, 2013 and for each of the three years in the period ended February 1, 2014, incorporated by reference in this prospectus have been so incorporated in reliance upon the report of BDO USA, LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

55,125,000 Shares of Common Stock

dELiA*s, Inc.

Prospectus

July 17, 2014